SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from_____to_____

Commission file number 0-8076

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

THE FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23   Consent of Independent Registered Public Accounting Firm.

Exhibit 99   Financial Statements as of and for the years ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005 for The Fifth Third Bancorp Frozen Successor Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIFTH THIRD BANCORP
FROZEN SUCCESSOR PLAN

Date: June 29, 2006   By: /s/ Paul L. Reynolds_____
                                           Paul L. Reynolds
                                           Member, Pension and Profit Sharing
                                           Committee

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-108996 of Fifth Third Bancorp on Form S-8 of our report dated June 28, 2006 appearing in this Annual Report on Form 11-K of the Fifth Third Bancorp Frozen Successor Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 28, 2006

Exhibit 99

Fifth Third Bancorp Frozen Successor Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004,Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Fifth Third Bancorp and the Pension and Profit Sharing Committee of
the Fifth Third Bancorp Frozen Successor Plan:

We have audited the accompanying statements of net assets available for benefits of the Fifth Third Bancorp Frozen Successor Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 28, 2006

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS—At fair value:		
Common stock of Fifth Third Bancorp	$1,258,716	$2,019,852
Collective funds:		
Cash equivalents	13,828	58,397
Fixed income	290,281	298,118
Equity	364,911	454,173
Mutual funds	3,578,833	4,192,293
Participant notes receivable	54,498	98,574
Total investments	5,561,067	7,121,407
ACCRUED INVESTMENT INCOME	14,291	13,754
NET ASSETS AVAILABLE FOR BENEFITS	$5,575,358	$7,135,161

See notes to financial statements.

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	**2004**
ADDITIONS:		
Loss from investments:		
Interest	$ 22,092	$ 17,975
Dividends	114,613	101,260
Net depreciation in fair value of investments	(230,636)	(352,643)
Total loss from investments	(93,931)	(233,408)
DEDUCTIONS:		
Administrative expenses	(770)	(5,182)
Benefits paid to participants	(1,465,102)	(912,257)
Total deductions	(1,465,872)	(917,439)
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,559,803)	(1,150,847)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	7,135,161	8,286,008
End of year	$ 5,575,358	$ 7,135,161

See notes to financial statements.

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF PLAN

The following brief description of Fifth Third Bancorp Frozen Successor Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution profit sharing plan, with a 401(k) feature, that maintains separate accounts for each participant. The Plan was established to continue retirement plan accounts transferred or merged from qualified retirement plans of employers acquired by Fifth Third Bancorp (the "Bancorp"). The Plan was initially created on December 31, 2001, as a merger of the National Bank of Cynthiana Retirement Savings Plan (the "Cynthiana Plan") and the 1st National Bank of Falmouth Retirement Savings Plan (the "Falmouth Plan"). The Plan was last amended on March 28, 2005. The cash-out distribution provision was amended so that upon termination of employment, vested accounts with balances of $1,000 or less were distributed automatically. Previously, the minimum vested balance for automatic distribution was $5,000. A person who was a participant in either the Cynthiana Plan or the Falmouth Plan on December 31, 2001 was a participant as of the close of business December 31, 2001. Upon the merger or transfer from a predecessor plan, an individual not already a participant but who has an account merged or transferred to this Plan becomes a participant. A "predecessor plan" is one that merges into the Plan or has account balances transferred to this Plan (other than at the election of a participant). The Plan is frozen and no employer or employee contributions of any type will be made to this Plan, other than rollover contributions. While employed by the Bancorp, participants in this Plan may contribute to the Plan a distribution received from another tax-qualified plan if the distribution qualifies as a rollover amount under the Internal Revenue Code. Amounts attributable to deductible employee contributions may not be rolled over to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration—Fifth Third Bank, a wholly owned subsidiary of the Bancorp, serves as the trustee of the Plan. The investment assets of the Plan are held in separate trust funds by Fifth Third Investment Advisors where such assets are managed. The Bancorp has engaged FASCorp to be the Plan's recordkeeper and to provide custodial services for the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Funding and Vesting—The Plan is frozen and no employer or employee contributions of any type will be made to this Plan, other than rollover contributions.

Gains and losses under the Plan are valued on a daily basis.

The rights of participant accounts (including all sub-accounts) are fully vested and nonforfeitable at all times.

Termination—Although it has not expressed its intention to do so, the Bancorp has the right under the Plan to amend or terminate the Plan subject to the provisions set forth in ERISA.

Benefits—The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment. Benefits are generally payable in the form of lump-sum payments or periodic payments.

Tax Status—The Internal Revenue Service has determined and informed the Bancorp by a letter dated November 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's legal counsel with respect to the Plan matters believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Investment Options:

Participants can direct their accounts to be invested in the following investment options:

- The Fifth Third Balanced Fund
- The Fifth Third Prime Money Market Fund
- The Fifth Third Stock Fund
- The Fifth Third Quality Growth Fund
- The Fifth Third Mid-Cap Growth Fund
- The Fifth Third International Equity Fund
- The Fifth Third Technology Fund
- The Fifth Third Large Cap Value Fund for Employee Benefit Plans
- The Fifth Third Core Fixed Income Fund for Employee Benefit Plans
- The Fifth Third BankSafe Trust

Participant Notes Receivable—New loans will not be granted under the Plan. Loans granted under a predecessor plan may be transferred to the Plan with the consent of the Plan administrator, provided the Plan administrator determines that all legal requirements and contributions as stated in the Plan document have been met. Loans may not exceed the lesser of $50,000 or 50% of the nonforfeitable portion of the participant's account. Each loan, by its terms, is required to be repaid within five years unless the loan was used to purchase a participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the rate charged by the Bancorp on a similar loan as determined quarterly by the Plan administrator. Interest rates on loans at both December 31, 2005 and 2004, were 5.75%–10.0%. Principal and interest is paid by the participant through payroll deductions authorized by the participant.

Withdrawals—Subject to the Plan administrator's sole and absolute discretion, certain participants are allowed to withdraw an amount not to exceed the total amount of that participant's voluntary contributions for financial hardship purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

General—The accounting records of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments—Quoted market prices are used to value equity securities and mutual funds. The fair values of bonds are based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of collective funds is based on the fair market value of investments in the fund. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan invests in various securities, which may include U.S. governmental securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Investments representing five percent or more of net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Fifth Third Balanced Fund *	$2,051,576	$2,524,563
Common Stock of Fifth Third Bancorp *	1,258,716	2,019,852
Fifth Third Prime Money Market Fund *	492,129	794,491
Fifth Third Large Cap Value Fund for Employee Benefit Plans *	364,911	454,173
Fifth Third Mid-Cap Growth Fund *	327,814	<5%
Fifth Third Quality Growth Fund *	322,273	<5%
Fifth Third Core Fixed Income Fund for Employee Benefit Plans *	290,281	<5%

* Denotes a party-in-interest

The net (depreciation) appreciation in fair value of investments for the Plan for the years ended December 31, 2005 and 2004, is presented in the following table:

	2005	2004
Net (depreciation) appreciation in fair value of investments:		
Common stock of Fifth Third Bancorp *	$ (336,780)	$ (515,387)
Collective Funds—fixed income and equity *	29,475	69,850
Mutual funds *	76,669	92,894
Total	$ (230,636)	$ (352,643)

* Denotes a party-in-interest

4. TRANSACTIONS WITH RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

Fifth Third Bank provides the Plan with certain accounting and administrative services for which no fees are charged.

At December 31, 2005 and 2004, the Plan held 33,370 and 42,703 shares of the Bancorp's common stock, respectively, with fair values of $1,258,716 and $2,019,852, respectively.

5. PLAN ASSETS FROM ACQUIRED COMPANIES

During 2005 and 2004, there were no amounts transferred into the Plan as a result of mergers and transfers of predecessor plans.

* * * * * *

SUPPLEMENTAL SCHEDULE

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Asset Description	Current Market
COMMON STOCK:	
* Fifth Third Bancorp	$1,258,716
COLLECTIVE FUNDS:	
* Fifth Third Core Fixed Income Fund for Employee Benefit Plans	290,281
* Fifth Third Large Cap Value Fund for Employee Benefit Plans	364,911
* Fifth Third Banksafe Trust	13,828
Total collective funds	669,020
MUTUAL FUNDS:	
* Fifth Third Balanced Fund	2,051,576
* Fifth Third Prime Money Market Fund	492,129
* Fifth Third Mid-Cap Growth Fund	327,814
* Fifth Third Quality Growth Fund	322,273
* Fifth Third International Equity Fund	256,855
* Fifth Third Technology Fund	128,186
Total mutual funds	3,578,833
LOAN FUND:	
* Participant Notes Receivable (Interest Rate 5.75%–10.0% matures on various dates through October 2021)	54,498
TOTAL	$5,561,067